UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
 THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 001-38209

DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands
 (Jurisdiction of incorporation or organization)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

In a meeting held on March 1st, 2018, the Board of Directors of the Company accepted Mr. Gary Morrison`s resignation and appointed Mr. Adam Jay to fill Mr. Morrison’s position as Class I Director. Mr. Jay will hold office at least until the Annual General Members meeting in 2018.

Mr. Jay is Senior Vice President Global Products and Marketing at Hotels.com, an Expedia, Inc. company, which he joined in February 2012. From 2007 until 2012, he served as VP of Strategy and Global Transformation at Travelport plc. Prior to that, he led Product for Avis Europe plc (now Avis Budget Group) and also spent a number of years at Boston Consulting Group. Mr. Jay currently serves on the board of Checkatrade.com, a UK-based subsidiary of Homeserve plc. He has an MBA from INSEAD and an MA (Hons) in Politics, Philosophy and Economics from Oxford University.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ JUAN PABLO ALVARADO
Name: Juan Pablo Alvarado
Title: General Counsel - Secretary

Date: March 09, 2018